October 7, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4546
Washington, D.C. 20549
Attention:   Suzanne Hayes, Assistant Director
                   Office of Healthcare and Insurance

Re:	Opexa Therapeutics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 15, 2016
File No. 001-33004

Ladies and Gentlemen:
This letter is being submitted in response to comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 27, 2016 with respect to the above-referenced Annual Report on Form 10-K filed by Opexa Therapeutics, Inc. (the “Company”). Please find the Company’s response to the Staff’s comments below. For your convenience, the Staff’s comments are shown immediately preceding the Company’s responses thereto.
Business, page 2
Option and License Agreement with Merck Serono, page 6
1.
We note your statement that you “would also be responsible for royalty obligations to certain third parties, such as Baylor College of Medicine from which we originally licensed related technology.” Please clarify the identity of any party other than Baylor College to whom you may have royalty obligations, and please describe the terms of all such royalty obligations, including to Baylor College.
Response:
The Company respectfully submits that there is no party to identify other than Baylor College of Medicine (“Baylor”) to whom the Company currently may have royalty obligations. However, depending upon how the Company finalizes its manufacturing process for commercialization, the Company anticipates that there may ultimately be royalties due to one or more other parties, and thus believes that the current disclosure is appropriate in anticipating that possibility. If and when any such royalty arrangements are implemented, the Company will include the identity of any such additional other party(ies) and will describe any such applicable royalty arrangements.
2635 Technology Forest Boulevard · The Woodlands, Texas · 77381
Phone: 281-775-0600 · Fax: 281-872-8585

Suzanne Hayes
U.S. Securities and Exchange Commission
October 7, 2016

With respect to the Company’s license agreement with Baylor, the Company respectfully directs the Staff’s attention to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed by the Company on August 11, 2016. Such Exhibit 10.1 is a copy of the license agreement with Baylor. Since the confidential treatment previously granted for this license agreement has expired, such Exhibit 10.1 is unredacted. Given that an unredacted copy of the Baylor license agreement is now publicly available, the Company respectfully submits that full information regarding its terms has been disclosed and is thus available to any interested parties. Acknowledging the Staff’s comment, however, the Company will also include a summary of the Baylor license arrangement in its upcoming Quarterly Report on Form 10-Q (anticipated to be filed on or before the November 14, 2016 filing deadline) and in future periodic report filings as appropriate.
2.
We note that your License Agreement with Baylor College of Medicine requires you to make certain payments, including milestone payments and royalties, in the event that Tcelna receives regulatory approval and is commercialized. Please provide a description of the License Agreement with Baylor College of Medicine to disclose:

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The term of the agreement;
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the aggregate amount of potential future milestone payments;
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the aggregate amount of potential future royalty payments; and
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the royalty rate within a range that does not exceed ten percent (e.g. teens, twenties, etc.).

Response:
As indicated in response to comment 1, because an unredacted copy of the Baylor license agreement has been filed with the most recent Quarterly Report on Form 10-Q, the Company respectfully submits that full information regarding its terms has been disclosed and is thus available to any interested parties. Acknowledging the Staff’s comment, however, the Company will also include a summary of the Baylor license arrangement in its upcoming Quarterly Report on Form 10-Q (anticipated to be filed on or before the November 14, 2016 filing deadline) and in future periodic report filings as appropriate.
Exhibits
Exhibit 10.8
3.
We note that your License Agreement with Baylor College of Medicine contains redactions pursuant to a request for confidential treatment, however, the License Agreement’s confidential treatment has expired. Please file an un-redacted copy of such agreement.
Response:
As indicated in response to comment 1, the Company respectfully directs the Staff’s attention to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q previously filed by the Company on August 11, 2016. Such Exhibit 10.1 is a copy of the license agreement with Baylor. Since the confidential treatment previously granted for this license agreement has expired, such Exhibit 10.1 is unredacted.
2635 Technology Forest Boulevard · The Woodlands, Texas · 77381
Phone: 281-775-0600 · Fax: 281-872-8585

Suzanne Hayes
U.S. Securities and Exchange Commission
October 7, 2016

Exhibit 10.10
4.
We note that you have entered into a License Agreement dated January 13, 2006 with the Shanghai Institute for Biological Services, however, no description of such agreement is contained in your Annual Report. Please delete this agreement from your Exhibit Index if this agreement is no longer material or revise the disclosures to describe the License Agreement, including the material terms.
Response:
The Company acknowledges the Staff’s comment and will delete such agreement from the Exhibit List for its next Annual Report on Form 10-K, as the license agreement is indeed no longer material.
In providing this response, the Company acknowledges that:
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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
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Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
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the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please let us know if we can provide any further information. Additionally, please do not hesitate to call the Company’s counsel, Patty DeGaetano at (858) 509-4033 or Mike Hird at (858) 509-4024, of Pillsbury Winthrop Shaw Pittman LLP.
Sincerely, OPEXA THERAPEUTICS, INC. /s/ Neil K. Warma Neil K. Warma President and Chief Executive Officer

cc: Pillsbury Winthrop Shaw Pittman LLP

2635 Technology Forest Boulevard · The Woodlands, Texas · 77381 Phone: 281-775-0600 · Fax: 281-872-8585